Exhibit 99.4

PROTOCOL AND JUSTIFICATION OF THE MERGER OF AGFA – COMÉRCIO, ADMINISTRAÇÃO E PARTICIPAÇÕES LTDA.; ASAPIR PRODUÇÃO FLORESTAL E COMÉRCIO LTDA.; COMERCIAL E AGRÍCOLA PAINEIRAS LTDA.; ONDURMAN EMPREENDIMENTOS IMOBILIÁRIOS LTDA.; FACEPA FÁBRICA DE PAPEL DA AMAZÔNIA S.A.; FIBRIA TERMINAIS PORTUÁRIOS S.A.; AND FUTURAGENE BRASIL TECNOLOGIA LTDA. BY SUZANO S.A.

The managers of the companies identified below, as well as the respective companies identified below:

(i)	SUZANO S.A., a publicly held corporation with head offices in the City of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No 1.752, 10th floor, Suites 1.010 and 1.011, Pituba, CEP 41810-012, enrolled with CNPJ/ME under No. 16.404.287/0001-55, registered with the Board of Trade of the State of Bahia under NIRE 29.300.016.331, herein represented in accordance with its Bylaws (“Suzano”);

(ii)	AGFA – COMÉRCIO, ADMINISTRAÇÃO E PARTICIPAÇÕES LTDA., a limited liability company with head offices in the City of Belém, State of Pará, at Passagem 3 de Outubro, No. 536, Suite 10, Sacramenta, CEP 66123-640, enrolled with CNPJ/ME under No. 07.934.961/0001-12, registered with the Board of Trade of the State of Pará (“JUCEPA”) under NIRE 15.200.249.439, herein represented in accordance with its Articles of Association (“AGFA”);

(iii)	ASAPIR PRODUÇÃO FLORESTAL E COMÉRCIO LTDA., a limited liability company with head offices in the City of Limeira, State of São Paulo, at Lageado, Building B, CEP 13480-021, enrolled with CNPJ/ME under No. 08.721.410/0001-33, registered with the Board of Trade of the State of São Paulo (“JUCESP”) under NIRE 35.221.300.260, herein represented in accordance with its Articles of Association (“Asapir”);

(iv)	COMERCIAL E AGRÍCOLA PAINEIRAS LTDA., a limited liability company with head offices in the City of Suzano, State of São Paulo, at Rua Prudente de Moraes, No. 4.006, Sector B, Vila Santana, CEP 08613-900, enrolled with CNPJ/ME under No. 50.692.219/0001-77, registered with JUCESP under NIRE 35.200.185.143, herein represented in accordance with its Articles of Association (“Paineiras”);

(v)	ONDURMAN EMPREENDIMENTOS IMOBILIÁRIOS LTDA., a limited liability company with head offices in the City of Suzano, State of São Paulo, at Rua Prudente de Moraes, No. 4.006, Suite 29-A, Gecontrol, Vila Santana, CEP 08613-900, enrolled with CNPJ/ME under No. 09.332.082/0001-46, registered with JUCESP under NIRE 35.222.026.226, herein represented in accordance with its Articles of Association (“Ondurman”);

(vi)	FACEPA FÁBRICA DE PAPEL DA AMAZÔNIA S.A., a corporation with head offices in the City of Belém, State of Pará, at Passagem 3 de Outubro, No. 536, Sacramenta, CEP 66123-640, enrolled with CNPJ/ME under No. 04.909.479/0001-34, registered with JUCEPA under NIRE 15.300.010.501, herein represented in accordance with its Bylaws (“FACEPA”);

(vii)	FIBRIA TERMINAIS PORTUÁRIOS S.A., a corporation with head offices in the City of Santos, State of São Paulo, at Av. Cândido Gafrée, warehouses13, 14 and 15, CEP 11013-240, enrolled with CNPJ/ME under No. 02.403.565/0001-45, registered with JUCESP under NIRE 35.300.153.928, herein represented in accordance with its Bylaws (“Fibria”); and

(viii)	FUTURAGENE BRASIL TECNOLOGIA LTDA., a limited liability company with head offices in the City of Itapetininga, State of São Paulo, at Av. Dr. José Lembo, No. 1.010, Suite A, Jardim Bela Vista, CEP 8207-780, enrolled with CNPJ/ME under No. 12.777.984/0001-09, registered with JUCESP under NIRE 35.224.817.727, herein represented in accordance with its Articles of Association (“Futuragene” and, jointly with AGFA, Asapir, Paineiras, Ondurman, FACEPA and Fibria, the “Companies”) (Suzano and the Companies jointly designated “Parties” and, individually, “Party”),

HEREBY DECIDE to execute, for the reasons and purposes detailed below pursuant to articles 224 and 225 of Law No. 6.404, of December 15, 1976, as amended (“Brazilian Corporate Law”), this Protocol and Justification (“Merger Agreement”) concerning the merger of the Companies by Suzano, under the following terms and conditions:

1.                  INTRODUCTION

1.1.            Purpose. The purpose of this Merger Agreement is to substantiate the justifications, terms and conditions of the merger of the Companies by Suzano, with their subsequent dissolution and transfer of equity to Suzano (“Mergers”).

1.2.            Justification. Pursuant to an analysis of the current situation of the Companies and Suzano, considering Suzano directly holds one-hundred per cent (100%) of the share capital issued by each of the Companies (provided the equity interest held by AGFA in FACEPA shall be owned by Suzano following its merger), the management of the Parties decided to propose the Mergers, based on the assumption that the unification of activities performed by the Companies and Suzano will allow for efficiency and synergy improvements stemming from the reduction of overall operational, logistical and administrative costs and risks, as well as result in management optimization and simplification of the group’s corporate structure. Specifically regarding Fibria, its clarified that Fibria has already ceased the exploration of the activities stated in its business purpose.

2.                  APPRAISAL CRITERIA; ADJUSTMENT OF EQUITY VARIATIONS

2.1.            Form. As a result of the Mergers, Suzano will receive all assets and liabilities of the Companies, succeeding them on a universal basis with regard to the entirety of their assets, rights and liabilities, without discontinuity.

2.2.            Mergers Base Date. The reference date of the mergers of AGFA, Asapir, Paineiras, Ondurman, FACEPA and Fibria shall be 31 August 2020 and the reference date of the merger of Futuragene shall be 31 October 2020 (“Base Date”).

2.3.            Appraisal Criteria. The assets, rights and liabilities comprising each of the Companies’ net equity that will be transferred to Suzano will be appraised at their respective book values.

2.4.            Appraiser; Appraisal Report. The managers of the Parties have appointed, ad referendum of the Approval Actions (as defined below), as the appraiser, pursuant to Section 2.3, PriceWaterhouseCoopers, Auditores Independentes, a corporation with head offices in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, No. 1.400, Torino Tower, enrolled with CNPJ/ME under No. 61.562.112/0001-20 (“Appraiser”), responsible for drafting the net equity appraisal reports of the Companies at book value (“Appraisal Reports”), which comprise and are an integral and inseparable section of this Merger Agreement for applicable legal purposes, attached herein as Exhibit I.

2.4.1.        Provided Suzano directly holds one-hundred per cent (100%) of the share capital issued by each of the Companies (provided the equity interest held by AGFA in FACEPA shall be owned by Suzano following its merger) and in view of the decision of the Board of Commissioners of the Brazilian Securities and Exchange Commission (“CVM”) issued on 15 February 2018 in connection with Proceeding SEI No. 19957.011351/2017-21, article 264 of the Brazilian Corporate Law is not applicable to the Mergers. Accordingly, the appraisals mentioned in the aforementioned provision are not required.

2.4.2.        Pursuant to article 227, § 1º, of the Brazilian Corporate Law, the appointment of the Appraiser shall be subject to the ratification in the general shareholders’ meeting of Suzano concerning the Mergers.

2.4.3.        The Mergers shall not grant the right of withdrawal to dissenting shareholders of Suzano (i.e. the merging company) in connection with the Merger, provided applicable law limits such right to shareholders of the Companies (i.e. the merged companies) and the Companies are wholly owned subsidiaries of Suzano (provided the equity interest held by AGFA in FACEPA shall be owned by Suzano following its merger). Accordingly, the Mergers are also not subject to dissenting shareholders and, consequently, to shareholder reimbursement amounts as a result of the Mergers.

2.4.4.        The Appraiser hereby warrants that: (i) there is no potential or current conflict or common interest matters with the Companies’ shareholders or, further, with regard to the Mergers; and (ii) the shareholders and/or the managers of the Companies have not directed, limited, impaired or performed any acts which compromised or may compromise the access, use or knowledge of material information, property, documents or work methodologies in connection with the quality of their conclusions. The Appraiser was selected for the services described herein due to its wide and renowned experience with drafting reports and appraisals of such nature.

2.4.5.        Suzano shall bear all costs related to the engagement of the Appraiser for drafting the Appraisal Reports.

2.5.             Transferred Net Equity; Share Capital Adjustments. Pursuant to the Appraisal Reports, the net equity of the Companies for purposes of the Mergers totals four hundred and thirty-three million, two hundred and sixty-three thousand, ninety-three Brazilian reais and ninety-five cents (R$ 433,263,093.95), which constitutes the total net assets transferred to Suzano.

2.5.1.        Pursuant to the Appraisal Reports, the individual net equity amount of each of the Companies for purposes of the Mergers are as follows:

(i)	AGFA: twenty-nine million, five hundred and eighty-three thousand, three hundred and eighty-four Brazilian reais and sixty-four cents (R$ 29,583,384.64);

(ii)	ASAPIR: two million, one-hundred and seventy-nine thousand, one hundred and six Brazilian reais and ninety-nine cents (R$ 2,179,106.99);

(iii)	Paineiras: two hundred and sixteen million one hundred and sixty-four thousand, nine hundred and fifty-seven Brazilian reais and thirty-five cents (R$ 216,164,957.35);

(iv)	Ondurman: eighty-two million, eight hundred and fifty-nine thousand, three hundred and twenty-seven Brazilian reais and seventy-one cents (R$ 82,859,327.71);

(v)	FACEPA: one hundred and one million, two hundred and three thousand, two hundred and ninety-three Brazilian reais and thirty-two cents (R$ 101,203,293.32);

(vi)	Fibria: two hundred and ninety-four thousand, five hundred and ninety-six Brazilian reais and fifty-nine (R$ 294,596.59); and

(vii)	Futuragene: nine hundred and seventy-eight thousand, four hundred and twenty-seven Brazilian reais and thirty-five cents (R$ 978,427.35).

2.5.2.        The Mergers shall not result in a capital increase of Suzano and, consequently, there will be no exchange ratio of shares and/or quotas, as applicable, provided Suzano holds the entirety of the share capital of the Companies and, therefore, the net equity of the Companies is already reflected in Suzano’s net equity.

2.6.             Transferred Equity Components of the Companies to Suzano. As a result of the Mergers, the entirety of the equity components of assets and liabilities of each of the Companies shall be transferred to Suzano.

2.6.1.        Among the assets and liabilities of the Companies transferred to Suzano, for purely illustrative purposes and without limitation in connection with other assets and liabilities comprising the equity of each of the Companies, are the following: (i) offices and branches of the Companies listed in Exhibit II hereof, whose activities shall be performed by Suzano’s branches following the Mergers. The Parties set forth that any branches of the Companies not explicitly listed in Exhibit II hereof shall be dissolved following the completion of the Mergers; (ii) fixed assets of the Companies, including, without limitation, the real estate properties listed in each of the Appraisal Reports, which also contain the individual book value of each real estate property, whose copies of the respective property registries are attached hereto in Exhibit III; (iii) all personal and real collateral granted and supplied by third-parties to the Companies; (iv) all employees of the Companies whose employment relationships are existing and valid on the dates of the Mergers, as well as any labor liabilities related thereto; and (v) all agreements in which the Companies are a party to, provided that, exclusively with regards to the real estate properties listed in the table below, Paineiras is subject to certain pending obligations, including potential transfer to third-parties as a result of divestiture. Accordingly, such obligations shall be transferred to Suzano as a result of the completion of the Mergers.

Name	Property Registry No.	Land Registry	Location	IMO	Amount
Córrego Jacutinga	12	Carlos Chagas	Carlos Chagas – MG	1185550	R$ 14,950.00
Boa Vista	102	Carlos Chagas	Carlos Chagas – MG	1185543	R$ 46,013.00
Córrego Gavião	373	Carlos Chagas	Carlos Chagas – MG	1185549	R$ 482,582.00
Sossego	955	Carlos Chagas	Carlos Chagas – MG	1185558	R$ 48,239.00
Córrego Capoeira	1176	Carlos Chagas	Carlos Chagas – MG	1185545	R$ 32,409.00
Córrego das Capoeiras	1179	Carlos Chagas	Carlos Chagas – MG	1185546	R$ 29,908.00
Córrego das Capoeiras	2294	Carlos Chagas	Carlos Chagas – MG	1185544	R$ 32,209.00
Córrego do Gavião	3145	Carlos Chagas	Carlos Chagas – MG	1185548	R$ 206,221.00
Vista Alegre	3202	Carlos Chagas	Carlos Chagas – MG	1185559	R$ 365,775.00

2.6.2.        The Parties hereby set forth that, following the registry of the Mergers in the respective property registries of the real estate properties listed in Exhibit III hereof, Suzano shall be the valid owner of the aforementioned real estate properties.

2.6.3.        For avoidance of doubt, with regards to the Mergers, all assets and liabilities of the Companies shall be transferred to Suzano on a universal basis, regardless if mentioned in this Merger Agreement and its Exhibits.

2.7.             Equity Variation. Equity variations occurring between the Base Date and the date of completion of the Mergers shall be absorbed by Suzano, including positive and negative results arising from changes during such period, considering, in each case, the respective transferred net equity.

3.                   CORPORATE APPROVALS AND SHARE CAPITAL

3.1.             Approval Actions. The completion of the Mergers depends on the performance of the following acts (“Approval Actions”), all interdependent, which shall be coordinated in order to occur on the first call on the same date:

(i)	Extraordinary General Shareholders’ Meeting of Suzano to discuss (a) the execution of this Merger Agreement, (b) the appointment of the Appraiser, (c) the Appraisal Reports, (d) the Mergers, subject to the terms of this Merger Agreement, and (e) the authorization of the board of officers of Suzano to perform all necessary actions required for the completion of the resolutions to be discussed and approved by the shareholders (“Suzano EGM”); and

(ii)	Extraordinary General Shareholders’ Meeting or Quotaholders’ Meeting, of the Companies, as applicable, to discuss (a) the execution of this Merger Agreement, (b) the Mergers, subject to the terms of this Merger Agreement, and (c) the authorization of the managers of the Companies to perform all necessary actions required for the completion of the resolutions to be discussed and approved by the shareholders or quotaholders of the Companies, as applicable, in the aforementioned Extraordinary Shareholders’ Meetings or Quotaholders’ Meetings, as applicable (“Merged Actions”).

3.1.1.        Each Merged Action shall be mutually dependent in connection with the approval of the Mergers of each of the Companies in the Suzano EGM, provided that each of the Mergers constitutes an independent legal action, assuming that a sole action may be valid regardless of the validity of the remaining actions.

3.1.2.        Provided the Mergers will not result in a capital increase, Suzano acknowledges that its Bylaws shall not be amended for this specific purpose.

3.1.3.        The Parties agree that, regardless of the date on which the Approval Actions are executed, the Mergers shall only be performed and produce effects on December 31, 2020.

4.                   OTHER COVENANTS

4.1.             Pro Forma Financial Information. Provided the Mergers (i) do not represent a dilution greater than five per cent (5%), since the Mergers will not result in a capital increase of Suzano and, consequently, there will be no exchange ratio of shares and/or quotas, as applicable; and (ii) do not constitute a relevant transaction for purposes of OCPC Technical Guideline No. 06 (Orientação Técnica OCPC nº 06), the requirements set forth in Section III of the CVM Instruction No. 565, of 15 July 2015, as amended, are not applicable to the Mergers contemplated herein.

4.2.             Right of Withdrawal. Provided Suzano holds one hundred per cent (100%) of the share capital of the Companies, the Mergers are not subject to rights of withdrawal or dissenting shareholders.

5.                   FINAL PROVISIONS

5.1.             Succession. Pursuant to article 227 of the Brazilian Corporate Law and articles 1.116 and 1.118 of Law No. 10.406, of January 10, 2020 (Brazilian Civil Code), Suzano shall take over the assets and liabilities regarding the net equity of the Companies transferred to Suzano, pursuant to the terms of this Merger Agreement as a result of the Mergers, without any discontinuity.

5.2.             Completion. The management of the Parties shall have the powers to perform all necessary acts, registries and annotations for the completion of the Mergers following the approval pursuant to the Approval Actions, including recognizing the existence of any assets or rights to be transferred to Suzano by means of the Mergers.

5.3.             Disclosure. The applicable documents shall be made available to the shareholders of Suzano and of the Companies at: (i) their respective head offices as of the date of the call notices of the Approval Actions, and/or, as applicable, (ii) on the Investor Relations websites of Suzano (https://ri.suzano.com.br/) and (iii) on the websites of the CVM and B3 S.A. – Brasil, Bolsa, Balcão.

5.4.             Amendment. This Merger Agreement may only be amended by written instrument executed by the Parties.

5.5.             Nullity and Inefficacy. Any statement by any court of nullity or non-effectiveness of any of the provisions set forth in this Merger Agreement shall not impair the validity or effectiveness of remaining provisions, which shall be fully complied with, and the Parties herby agree to endeavor their best efforts so as to validly reach an agreement to obtain the same effects of the annulled or non-effective provision.

5.6.             Waiver. The failure or delay by any of the Parties in exercising any rights under this Merger Agreement shall not be deemed as waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing.

5.7.             Irrevocability and Irreversibility. This Merger Agreement is irrevocable and irreversible, and the obligations herein undertaken by the Parties are also binding on their successors by any measure whatsoever.

5.8.             Assignment. The assignment of any rights and obligations set forth in this Merger Agreement without prior and express consent, in writing, by the Parties, is hereby prohibited.

5.9.             Enforceable Title. This Merger Agreement, executed in the presence of two (2) witnesses, is an extrajudicial enforceable title pursuant to the civil procedural law, for all legal effects. The Parties hereby acknowledge that (i) this Merger Agreement constitutes an extrajudicial enforceable title for all purposes and effects of Law No. 13.105, of 16 March 2015, as amended (Brazilian Civil Procedure Law); and (ii) is subject to specific performance in accordance with the applicable law.

5.10.          Applicable Law. This Merger Agreement shall be construed and governed by the laws of the Federative Republic of Brazil.

5.11.          Jurisdiction. The Parties and their respective managements appoint the Central Court of São Paulo, State of São Paulo, to settle any disputes arising from this Merger Agreement.

In witness whereof, the managers of the Companies execute this Merger Agreement in nine (9) counterparts of the same content and form and for one sole effect, jointly with the witnesses below.

São Paulo, November 26, 2020.

[Remainder of page purposely blank]

[Signature page 1/2 of the Protocol and Justification of the Merger of AGFA – Comércio, Administração e Participações Ltda.; Asapir Produção Florestal e Comércio Ltda.; Comercial e Agrícola Paineiras Ltda.; Ondurman Empreendimentos Imobiliários Ltda.; FACEPA Fábrica de Papel da Amazônia S.A.; Fibria Terminais Portuários S.A.; and Futuragene Brasil Tecnologia Ltda. by Suzano S.A., executed on November 26, 2020]

SUZANO S.A.

Name:	Name:
Position:	Position:

AGFA – COMÉRCIO, ADMINISTRAÇÃO E PARTICIPAÇÕES LTDA.

Name:	Name:
Position:	Position:

ASAPIR PRODUÇÃO FLORESTAL E COMÉRCIO LTDA.

Name:	Name:
Position:	Position:

COMERCIAL E AGRÍCOLA PAINEIRAS LTDA.

Name:	Name:
Position:	Position:

ONDURMAN EMPREENDIMENTOS IMOBILIÁRIOS LTDA.

Name:	Name:
Position:	Position:

[Signature page 2/2 of the Protocol and Justification of the Merger of AGFA – Comércio, Administração e Participações Ltda.; Asapir Produção Florestal e Comércio Ltda.; Comercial e Agrícola Paineiras Ltda.; Ondurman Empreendimentos Imobiliários Ltda.; FACEPA Fábrica de Papel da Amazônia S.A.; Fibria Terminais Portuários S.A.; and Futuragene Brasil Tecnologia Ltda. by Suzano S.A., executed on November 26, 2020]

FACEPA FÁBRICA DE PAPEL DA AMAZÔNIA S.A.

Name: Luis Renato Costa Bueno	Name: Marcelo Feriozzi Bacci
Position: Diretor Presidente	Position: Diretor

FIBRIA TERMINAIS PORTUÁRIOS S.A.

Name:	Name:
Position:	Position:

FUTURAGENE BRASIL TECNOLOGIA LTDA.

Name:	Name:
Position:	Position:

Witnesses:

Name:	Name:
CPF/ME:	CPF/ME:

[Exhibit I of the Protocol and Justification of the Merger of AGFA – Comércio, Administração e Participações Ltda.; Asapir Produção Florestal e Comércio Ltda.; Comercial e Agrícola Paineiras Ltda.; Ondurman Empreendimentos Imobiliários Ltda.; FACEPA Fábrica de Papel da Amazônia S.A.; Fibria Terminais Portuários S.A.; and Futuragene Brasil Tecnologia Ltda. by Suzano S.A., executed on November 26, 2020]

EXHIBIT I

Appraisal Reports

[Exhibit II of the Protocol and Justification of the Merger of AGFA – Comércio, Administração e Participações Ltda.; Asapir Produção Florestal e Comércio Ltda.; Comercial e Agrícola Paineiras Ltda.; Ondurman Empreendimentos Imobiliários Ltda.; FACEPA Fábrica de Papel da Amazônia S.A.; Fibria Terminais Portuários S.A.; and Futuragene Brasil Tecnologia Ltda. by Suzano S.A., executed on November 26, 2020]

EXHIBIT II

Offices and Branches of the Companies

Company	Current nº of Tax Payers Registry (CNPJ)	City	State	State Registry	CNPJ of the correspondent brach of Suzano S.A. which will absorve the activities of the former branch
FACEPA	04909479000134	Belem	PA	15.000.194-0	16404287069864
FACEPA	04909479001378	Maracanau	CE	06.480157-8	16404287068469
FACEPA	04909479000568	Maracanau	CE	06.982620-0	16404287069430
FUTURAGENE	12777984000109	Itapetininga	SP	371.106.374.114	16404287070870

[Exhibit III of the Protocol and Justification of the Merger of AGFA – Comércio, Administração e Participações Ltda.; Asapir Produção Florestal e Comércio Ltda.; Comercial e Agrícola Paineiras Ltda.; Ondurman Empreendimentos Imobiliários Ltda.; FACEPA Fábrica de Papel da Amazônia S.A.; Fibria Terminais Portuários S.A.; and Futuragene Brasil Tecnologia Ltda. by Suzano S.A., executed on November 26, 2020]

EXHIBIT III

Real Estate Property Registries of the Companies